Exhibit 99.2

Press Release

Descartes Announces Fiscal 2027 First Quarter Financial Results
Record Revenues and Income from Operations
WATERLOO, Ontario and ATLANTA, Georgia, June 3, 2026 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2027 first quarter (Q1FY27). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Shippers, carriers and logistics services providers continue to rely on Descartes’ Global Logistics Network and deep domain expertise to solve complex inter-enterprise issues,” said Edward J. Ryan, Descartes' CEO. “The global trade landscape remains extremely challenging as supply chain participants look to keep up with increasingly dynamic conditions. Our network provides the timely, accurate and reliable data needed to fuel both AI-powered solutions and existing systems of record that are deeply embedded in logistics operations.  As we add more capabilities and data to our network, our customers continue to trust us with more of their business.”

Q1FY27 Financial Results
As described in more detail below, key financial highlights for Q1FY27 included:
•	Revenues of $193.6 million, up 15% from $168.7 million in the first quarter of fiscal 2026 (Q1FY26) and up from $192.8 million in the previous quarter (Q4FY26);
•
Revenues were comprised of services revenues of $180.5 million (93% of total revenues), professional services and other revenues of $11.5 million (6% of total revenues) and license revenues of $1.6 million (1% of total revenues). Services revenues were up 15% from $156.6 million in Q1FY26 and up from $180.1 million in Q4FY26;

•	Cash provided by operating activities of $75.1 million, up 40% from $53.6 million in Q1FY26 and down from $75.9 million in Q4FY26;
•	Income from operations of $62.5 million, up 35% from $46.2 million in Q1FY26 and up 6% from $59.0 million in Q4FY26;
•	Net income of $48.5 million, up 34% from $36.2 million in Q1FY26 and up 6% from $45.6 million in Q4FY26. Net income as a percentage of revenues was 25%, compared to 21% in Q1FY26 and 24% in Q4FY26;
•	Earnings per share on a diluted basis of $0.55, up 34% from $0.41 in Q1FY26 and up 6% from $0.52 in Q4FY26; and
•
Adjusted EBITDA of $89.8 million, up 20% from $75.1 million in Q1FY26 and up 1% from $88.7 million in Q4FY26. Adjusted EBITDA as a percentage of revenues was 46%, compared to 45% in Q1FY26 and 46% in Q4FY26.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees

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and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY27	Q4 FY26	Q3 FY26	Q2 FY26	Q1 FY26
Revenues	193.6	192.8	187.7	179.8	168.7
Services revenues	180.5	180.1	173.7	166.8	156.6
Gross margin	78%	78%	77%	77%	76%
Cash provided by operating activities	75.1	75.9	73.4	63.3	53.6
Income from operations	62.5	59.0	56.6	48.2	46.2
Net income	48.5	45.6	43.9	38.0	36.2
Net income as a % of revenues	25%	24%	23%	21%	21%
Earnings per diluted share	0.55	0.52	0.50	0.43	0.41
Adjusted EBITDA	89.8	88.7	85.5	80.2	75.1
Adjusted EBITDA as a % of revenues	46%	46%	46%	45%	45%

Cash Position
At April 30, 2026, Descartes had $377.0 million in cash. Cash increased by $20.5 million in Q1FY27. The table set forth below provides a summary of cash flows for Q1FY27 in millions of dollars:

Q1FY27
Cash provided by operating activities	75.1
Additions to property and equipment	(2.6)
Acquisitions of subsidiaries, net of cash acquired	(29.7)
Issuances of common shares, net of issuance costs	3.5
Payment of withholding taxes on net share settlements	(4.5)
Repurchase of common shares for cash, including purchasing costs	(20.8)
Effect of foreign exchange rate on cash	(0.5)
Net change in cash	20.5
Cash, beginning of period	356.5
Cash, end of period	377.0

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Normal Course Issuer Bid
On December 11, 2025, Descartes commenced a normal course issuer bid (“NCIB”) to purchase up to approximately 8.6 million common shares in the open market for cancellation. Under the NCIB, Descartes is permitted to repurchase for cancellation, at its discretion on or before December 10, 2026, up to 10% of the “public float” (calculated in accordance with the rules of the Toronto Stock Exchange (“TSX”)) of Descartes’ issued and outstanding common shares. Any purchases under the NCIB are subject to applicable terms and limitations and have been, and will be, made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators.

In Q1FY27, Descartes repurchased and cancelled 305,000 of its common shares under the NCIB at an aggregate cost of $20.8 million, including costs associated with the offer. In addition, Descartes has purchased an additional 196,800 of its common shares under the NCIB from May 1, 2026 to June 2, 2026.

Completes Acquisition of Idelic
On April 22, 2026, Descartes acquired all of the shares of Idelic Inc., a leading provider of AI-powered driver safety and performance management solutions. The purchase price for the acquisition was approximately $25.3 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $12.0 million based on Idelic achieving revenue-based targets over the first two years post-acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, June 03, 2026. Designated numbers are +1 289 514 5100 or Toll-Free for North America at +1 800 717 1738, using conference ID 44762.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. A phone conference dial-in or webcast log-in is required approximately 10 minutes before the start.

Replays of the conference call will be available until Wednesday, June 10, 2026, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 44762#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.
About Descartes
Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (“GLN”). Shippers, carriers, and logistics service providers connect and collaborate on the GLN, leveraging technology, data and artificial intelligence (“AI”) to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global

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trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes (Nasdaq:DSGX) (TSX:DSG) at www.descartes.com, and connect with us on LinkedIn and X.

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the conflict between Iran, Israel and the US (the “Iran Conflict”), and the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' GLN; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Iran Conflict and the Russia-Ukraine Conflict not having a material negative impact on shipment volumes or on the demand and ability to pay for the products and services of Descartes by its customers; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology including AI, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including

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as a result of the impact of current and future trade barriers, including tariffs, further protectionistic measures and reactive countermeasure, The Iran Conflict and the Russia-Ukraine Conflict or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides

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Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2026 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

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The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY27, Q4FY26, Q3FY26, Q2FY26, and Q1FY26, which we believe is the most directly comparable GAAP measure.

	Q1FY27	Q4FY26	Q3FY26	Q2FY26	Q1FY26
Net income, as reported on Consolidated Statements of Operations	48.5	45.6	43.9	38.0	36.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.2
Investment income	(3.0)	(2.6)	(2.0)	(1.5)	(1.9)
Income tax expense	16.8	15.8	14.5	11.5	11.7
Depreciation expense	1.5	1.5	1.5	1.5	1.5
Amortization of intangible assets	17.3	20.9	20.7	20.5	19.1
Stock-based compensation and related taxes	7.4	6.2	6.0	4.9	4.9
Other charges	1.1	1.1	0.7	5.1	3.4
Adjusted EBITDA	89.8	88.7	85.5	80.2	75.1

Revenues	193.6	192.8	187.7	179.8	168.7
Net income as % of revenues	25%	24%	23%	21%	21%
Adjusted EBITDA as % of revenues	46%	46%	46%	45%	45%

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The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2026	2026
ASSETS
CURRENT ASSETS
Cash	376,978	356,526
Accounts receivable (net)
Trade	69,240	64,771
Other	21,787	26,453
Prepaid expenses and other	34,450	34,317
	502,455	482,067
OTHER LONG-TERM ASSETS	27,877	27,346
PROPERTY AND EQUIPMENT, NET	14,314	13,507
RIGHT-OF-USE ASSETS	7,982	8,173
DEFERRED INCOME TAXES	6,075	6,720
INTANGIBLE ASSETS, NET	328,056	332,069
GOODWILL	1,033,845	1,025,783
	1,920,604	1,895,665
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	18,533	20,852
Accrued liabilities	91,530	73,881
Lease obligations	3,441	3,471
Income taxes payable	5,745	7,133
Deferred revenue	125,907	117,887
	245,156	223,224
LEASE OBLIGATIONS	4,686	4,892
DEFERRED REVENUE	860	1,175
INCOME TAXES PAYABLE	6,606	6,019
DEFERRED INCOME TAXES	33,568	41,443
	290,876	276,753

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,887,627 at April 30, 2026 (January 31, 2026 – 86,022,028)	594,922	590,734
Additional paid-in capital	508,874	509,190
Accumulated other comprehensive loss	(10,834)	(7,987)
Retained earnings	536,766	526,975
	1,629,728	1,618,912
	1,920,604	1,895,665

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2026	2025

REVENUES	193,621	168,739
COST OF REVENUES (exclusive of amortization presented separately below)	43,446	39,747
GROSS MARGIN	150,175	128,992
EXPENSES
Sales and marketing	23,252	18,850
Research and development	27,398	25,069
General and administrative	18,655	16,312
Other charges	1,075	3,449
Amortization of intangible assets	17,264	19,114
	87,644	82,794
INCOME FROM OPERATIONS	62,531	46,198
INTEREST EXPENSE	(236)	(236)
INVESTMENT INCOME	2,987	1,962
INCOME BEFORE INCOME TAXES	65,282	47,924
INCOME TAX EXPENSE (RECOVERY)
Current	16,566	12,251
Deferred	240	(571)
	16,806	11,680
NET INCOME	48,476	36,244
EARNINGS PER SHARE
Basic	0.56	0.42
Diluted	0.55	0.41
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	86,019	85,677
Diluted	87,394	87,577

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2026	2025
OPERATING ACTIVITIES
Net income	48,476	36,244
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,487	1,450
Amortization of intangible assets	17,264	19,114
Stock-based compensation expense	6,997	4,366
Other non-cash operating activities	149	(34)
Deferred tax recovery	240	(571)
Changes in operating assets and liabilities	531	(6,966)
Cash provided by operating activities	75,144	53,603
INVESTING ACTIVITIES
Additions to property and equipment	(2,580)	(1,862)
Acquisition of subsidiaries, net of cash acquired	(29,723)	(112,327)
Cash used in investing activities	(32,303)	(114,189)
FINANCING ACTIVITIES
Payment of debt issuance costs	-	(38)
Repurchase of common shares for cash, including purchasing costs	(20,780)	-
Issuance of common shares for cash, net of issuance costs	3,508	3,558
Payment of withholding taxes on net share settlements	(4,538)	(6,487)
Cash used in financing activities	(21,810)	(2,967)
Effect of foreign exchange rate changes on cash	(579)	3,826
Increase (decrease) in cash	20,452	(59,727)
Cash, beginning of period	356,526	236,138
Cash, end of period	376,978	176,411

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